BONTAN CORPORATION INC.
47 Avenue Rd. Suite 200
Toronto, ON M5R 2G3

June 30, 2010

Anee Nguyen Parker
Branch Chief
US Securiteis and Exchange Commission
450 Fifth Street N.W
Washington, D.C 20549-4628 USA

Dear Anne Nguyen Parker:

RE: BONTAN CORPORATION INC.  - Amendment # 1 Registration Statement on Form F-1 filed February 25, 2010 (file # 333-164935

We refer to your letter of MArch 12, 2010.

We have now filed Amendment #2 to the Registration Statement of Form F-1 on EDGAR.

Our responses to your review comments are as follows in the same order:

1. Under the new Agreement, a copy of which is included with Amendment #2, all shares and warrants previously issued to PetroMed have been canceled and eliminated from the Registration Statement.
2. None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.
3. We have reviewed the compensation table, which is included in the Amendment # 2.  The diference was mainly due to mixing up of the number and value of options.  Reconciiliation is enclosed for you ready reference.  Salray column includes cash adn stock issued, and option award column includes value of options granted.
4. Original intention was to treat the amount withdranw as advance fee subject to repayment if the stock value reaches certain level because the prevalent stock value was much below the value at which the previously issued shares were priced.  however, we realize that this was not in accordance with the provisions of Section 13(k) of teh Exchange Act.  Teh board has therefore agreed to expense these payments.  They were expensed as fee in March, 2010.
5. Amendment #2 now includes names of the persons having voting or investment controls over non-natural persons listed as selling shareholders.
6. Amendment # 2 now includes financials for teh nine months ended December 31, 2009 and 2008.
7.  Now clarified in Amendement # 2
8. Now included in Amendment # 2

As suggested by you, we also enclose a copy of teh amended F029, highlightin/underlining the changes made as a result of your comments, for your ready reference.

Sincerely,

S/Kam Shah
Kam Shah, CEO

cc: Jeffrey Robbins, Esq, Messerli & Kramer, P.A